SCHEDULE 13D
                        (Amendment No. 7)
            Under the Securities Exchange Act of 1934

                     Landmark Land Company, Inc.
                        (Name of Issuer)

                  Common Stock, $0.50 par value
                   (Title of class of securities)

                            515062107
                         (CUSIP Number)

                       Morris Orens, Esq.
             Shereff, Friedman, Hoffman & Goodman, LLP
                         919 Third Avenue
                    New York, New York 10022
                         (212) 758-9500
   (Name, address and telephone number of person authorized to receive notices and communications)

                        August 13, 1998
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  <PAGE



                          SCHEDULE 13D

CUSIP No. 515062107                               Page 2 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,976,686

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,500,140
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,976,686
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,313,680

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,476,826

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    42.63 %

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE




                          SCHEDULE 13D

CUSIP No. 515062107                               Page 3 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Karenina Properties, LLC

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,313,680

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        186,460
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,313,680
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,500,140

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.40%

     14        TYPE OF REPORTING PERSON*
                    OO

 SCHEDULE 13D

CUSIP No. 515062107                                 Page 4 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            20,475

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,500,140
                9   SOLE DISPOSITIVE POWER
  REPORTING          20,475
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,500,140

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,520,615

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     18.65%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 515062107                                  Page 5 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            34,475

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          34,475
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     34,475

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .42%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 515062107                                  Page 6 of 12 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,200

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,200
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .03%

     14        TYPE OF REPORTING PERSON*
                     OO;IA
<PAGE



                                                     Page 7 of 12 Pages

To the extent set forth herein, this Amendment No. 7 amends and supplements the statement on Schedule 13D, as amended by amendment nos. 1, 2, 3, 4, 5 and 6 (the "Statement"), filed by the Gotham Partners, L.P. ("Gotham"), Karenina Properties, LLC ("Karenina Properties") and Gotham Partners II, L.P. ("Gotham II" and collectively with Gotham, the "Funds"), relating to the Common Stock, $0.50 par value ("Common Stock" or "Shares"), of Landmark Land Company, Inc., a Delaware corporation (the "Company").

Capitalized terms used herein and not defined herein shall have the meanings given to them in the Statement.

Item 2.   Identity and Background

Item 2 is hereby amended as follows:

This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners II, L.P., a New York limited partnership ("Gotham II"), with respect to shares of Common Stock owned by it, Karenina Properties, LLC a New York limited liability company (the "Karenina Properties"), wholly-owned by Gotham and Gotham II, Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), with respect to shares of Common Stock owned by it, and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors") with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company. Gotham, Gotham II, Karenina Properties, Gotham III and Gotham Advisors are together the "Reporting Persons."

Effective July 1, 1998, Gotham converted to a Section 3(c)(7) exempt entity from a Section 3(c)(1) exempt entity under the Investment Company Act of 1940, as recently amended (the "Act"). Gotham III was created in connection with Gotham's conversion in order to provide an investment entity for those limited partners of Gotham who did not meet the definition of a "qualified purchaser" set forth in Section 2(a)(51) of the Act. Only "qualified purchasers" may invest in Section 3(c)(7) exempt entities. Gotham distributed approximately 1.09% of its assets and liabilities to withdrawing limited partners, who contributed such assets and liabilities to Gotham III in return for limited partnership interests therein.

Each of Gotham, Gotham II, Karenina Properties and Gotham III was formed to engage in the buying and selling of securities for investment for its own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International.

                                                    Page 8 of 12 Pages

Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham, Gotham II and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section
H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors.

Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham, Gotham II and Gotham III, and (ii) Gotham Advisors, and through such entity the affairs of Gotham International. The business address of each of Gotham, Gotham II, Karenina Properties, Gotham III, Gotham Advisors, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

During the last five years, none of Gotham, Gotham II, Karenina Properties, Gotham III, Gotham Advisors, Gotham International, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after appropriate inquiry.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

 The aggregate purchase price of the Common Stock purchased by Gotham International and reported in this Amendment No. 7 was $14,138. All of the funds required for these purchases were obtained from the general funds of Gotham International.


Item 5.  Interest in Securities of the Issuer.
                                                        Page 9 of 12 Pages


Item 5 is hereby amended to give effect to transactions in Item 2.

Gotham, Karenina Properties, Gotham II, Gotham III and Gotham International collectively beneficially own 3,533,976 Shares of Common Stock, representing approximately 43.3% of the outstanding Common Stock as of the date of this Statement. Gotham beneficially owns an aggregate of 3,476,826 or 42.63% of the outstanding Shares, of which (i) 1,976,686 Shares are directly owned by Gotham,
(ii) 1,313,680 Shares are indirectly owned by Gotham through Karenina Properties, and (iii) 186,460 Shares are subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman. Karenina Properties beneficially owns an aggregate of 1,500,140 or 18.40% of the outstanding Shares, of which
(i) 1,313,680 Shares are directly owned by Karenina Properties, and (ii) 186,460 Shares are subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman. Gotham II beneficially owns an aggregate of 1,520,615 or 18.65% of the outstanding Shares, of which (i) 20,475 Shares are directly owned by Gotham II,(ii) 1,313,680 Shares are indirectly owned by Gotham II through Karenina Properties, and (iii) 186,460 Shares are subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman. Gotham III beneficially owns an aggregate of 34,475 or .42% of the outstanding Shares. Gotham International beneficially owns an aggregate of 2,200 or .03% of the outstanding Shares. The percentages in this paragraph are calculated based upon 8,001,170 outstanding shares of Common Stock of the Company as reported in the Company's Form 10Q dated September 30, 1991 and one-half of the warrants that are immediately exercisable pursuant to Item. 6. None of Gotham Advisors, Section H,
Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Karenina
Properties, Gotham II, Gotham III and Gotham International).

     (b) Each of Gotham, Karenina Properties, Gotham II and Gotham III has sole power to vote and to dispose of all of the Common Stock directly owned by it. Each of Gotham and Karenina Properties has shared voting powers with respect to the 186,460 shares of Common Stock as to which Mr. Waxman gave them proxy, and Gotham II indirectly shares voting powers of said shares through its ownership of Karenina Properties. Each of Gotham and Gotham II shares the power to vote and dispose of the shares of Common Stock owned by Karenina Properties. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

<PAGE


                                                    Page 10 of 12 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

 On August 12, 1998, the Company and Gotham Partners, L.P.
("Gotham") entered into an agreement under which, among other things,
(a) Gotham has committed that it and its affiliates ("Lenders") will lend the Company up to $2 million ("First Loan") to be used by the Company solely to fund ongoing expenses related to the prosecution of the lawsuit by the Company against the United States, identified as Docket No. 95-502C, pending in the U.S. Court of Federal Claims ("Lawsuit"); (b) Lenders have committed to lend the Company up to another $200,000 to be used to bring the Company into compliance with laws, rules and regulations applicable to the Company, the expenditure of which will be agreed upon jointly by the Company and Lenders ("Second Loan," collectively with the First Loan, "Loans"); (c) the Loans shall each bear interest at 18% per annum, compounded annually;
(d) the Loans shall be due on demand after final resolution of the Lawsuit, and the Second Loan shall be due no later than five years from its making and shall be repaid from the proceeds of any other borrowings by the Company; and (e) in consideration of the First Loan, the Lenders shall receive warrants to purchase up to 307,692 shares of Common Stock of the Company, of which one-half are immediately exercisable at $6.50 per share and the balance shall be exercisable at the rate of one share for each $6.50 drawn down under the First Loan above $1 million. On or about August 4, 1998, the Company's Board of Directors adopted a resolution, among other things, authorizing the Company's officers to complete the negotiation of, and to execute and perform, the agreement with Gotham.

                                                   Page 11 of 12 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 13, 1998

                GOTHAM PARTNERS, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President

                KARENINA PROPERTIES, LLC


                By: /s/ William A. Ackman
                      William A. Ackman
                      Manager


                GOTHAM PARTNERS II, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President

                GOTHAM PARTNERS III, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President


                GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                      By: /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member